PHELPS DODGE CORPORATION AND SUBSIDIARIES

Exhibit 12.2

COMPUTATION OF RATIOS OF TOTAL DEBT TO TOTAL CAPITALIZATION
(in millions)

	December 31,
	2003	2002	2001
Short-term debt	$50.5	35.2	59.3
Current portion of long-term debt	204.6	127.0	274.0
Long-term debt	1,703.9	1,948.4	2,538.3

Total debt	1,959.0	2,110.6	2,871.6
Minority interests in subsidiaries	70.2	65.3	61.3
Common shareholders’ equity	3,063.8	2,813.6	2,730.1

Total capitalization	$5,093.0	4,989.5	5,663.0

Ratio of total debt to total capitalization	38.5%	42.3%	50.7%